                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 5)*


                             HCR/MANOR CARE, INC.
________________________________________________________________________________
                               (Name of Issuer)


                             Common Stock_________
________________________________________________________________________________
                         (Title of Class of Securities)


                                404134-10-8___
        _______________________________________________________________
                                (CUSIP Number)

                    Mr. Stewart Bainum, Jr. (240) 453-8550
              7361 Calhoun Place, Suite 300, Rockville, MD 20855
________________________________________________________________________________
                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 13, 2000
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box ( ).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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CUSIP No. 404134-10-8                  13D                           Page 2 of 4


1    Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

        Stewart Bainum, Jr.
        S.S.#: ###-##-####

2    Check the Appropriate Box if a Member of a Group*
     (a)  (  )     (b)  (  )

3    SEC Use Only

4    Source of Funds
     00

5    Check Box if Disclosure of Legal Proceeding is Required Pursuant to Items
     2(C) or 2(E)    (  )

6    Citizenship or Place of Organization
     USA


Number of Shares Beneficially
  Owned by Each Reporting Person with:

     7     Sole Voting Power            18,381

     8     Shared Voting Power       5,347,497

     9     Sole Dispositive Power       18,381

     10    Shared Dispositive Power  5,347,497

11   Aggregate Amount Beneficially Owned by Each Reporting Person

     5,365,878

12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares


13   Percent of Class Represented by Amount in Row (11)

     5.24%

14   Type of Reporting Person

     IN
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CUSIP No. 404134-10-8                  13D                           Page 3 of 4

Item 1.   Security and Issuer

          (a)  Name of Issuer:
               Manor Care, Inc.
          (b)  Address of Issuer's Principal Executive Offices:
               1 SeaGate
               Toledo, OH  43604
          (c)  Title and Class of Securities:
               Common Stock

Item 2.   Identity and Background

          (a)  Name:
               Stewart Bainum, Jr.
          (b)  Business Address:
               7361 Calhoun Place, Suite 300
               Rockville, MD  20855
          (c)  Present Principal Employment:
               Chairman of the Board,Manor Care, Inc.
               7361 Calhoun Place, Suite 300
               Rockville, Maryland  20855
          (d)  Record of Convictions:
               During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)
          (e)  Record of Civil Proceedings:
               During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  Citizenship:
               Reporting Person is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          N/A

Item 4.   Purpose of Transaction

          1,989,389 shares were sold by the Reporting Person in transactions on the open market enacted through a broker.

Item 5.   Interest in Securities of the Issuer

          (a)  Amount and percentage beneficially owned:
               Reporting Person:
               5,365,878 shares, including 3,567,869 shares held directly by Realty Investment Company, a real estate management and investment company in which the SBJ Trust is a stockholder and shares voting authority. Also includes 1,779,628 shares owned by Mid Pines Associates Limited Partnership in which the SBJ Trust is the Managing General Partner and has shared voting authority.
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CUSIP No. 404134-10-8                  13D                           Page 4 of 4



               Also includes 18,000 shares which Mr. Bainum, Jr. has the right to acquire pursuant to stock options which are presently exercisable or which become exercisable within sixty days. Also includes 381 shares held in the 401K retirement plan of the Issuer for the benefit of Mr. Bainum, Jr.


          (b)  Number of shares as to which such person has:

               (i) Sole Voting Power                18,381

               (ii) Shared Voting Power          5,347,497

               (iii) Sole Dispositive Power         18,381

               (iv) Shared Dispositive Power     5,347,497


          (c) A schedule of transactions effected in the last sixty days is as follows:


               SALES:

               DATE        SHARES    SHARE PRICE  GROSS PROCEEDS
               ----        ------    -----------  --------------
               11/7/00     100,000     $16.3215     $ 1,632,150
               11/8/00      25,000     $16.3750         409,375
               11/8/00      75,000     $16.0530       1,203,975
               11/8/00      56,300     $15.9165         896,099
               11/9/00     160,000     $15.7904       2,526,464
               11/10/00    200,000     $15.8803       3,176,060
               11/13/00    600,000     $15.9049       9,542,940
               11/13/00    213,000     $15.7638       3,357,689
               11/14/00     24,200     $15.8151         382,725
               11/15/00    200,000     $15.6250       3,125,000
               11/15/00    300,000     $15.9129       4,773,870
               11/16/00     35,889     $16.5205         592,904

                        $1,989,389                  $31,619,252



          (d)  Ownership of more than five percent on behalf of Another Person:

               To the extent that shares of the issuer identified in Item 5(a) are held by corporations or partnerships, other shareholders and partners, respectively, have the right to receive dividends from, or the proceeds from the sale of the shares to the extent of their proportionate interests in such entities. To the best of the Reporting Person's knowledge, other than Stewart and Jane Bainum, and their four adult children, Stewart Bainum, Jr., Bruce Bainum, Roberta Bainum and Barbara Bainum, no other person has such interest relating to more than 5% of the outstanding class of securities.

          (e)  Ownership of Less than Five Percent:

               Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Not applicable.


Item 7.   Material to be Filed as Exhibits

          None

Signature

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 22, 2000


                           /s/ Stewart Bainum, Jr.
                          ---------------------------
                          Stewart Bainum, Jr.